[redacted]

ABX
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08030320

8-43949

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMPIRE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2170 WEST STATE ROAD 434, SUITE 100
(No. and Street)

LONGWOOD (City) FL (State) 32779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES MATTHEW (407) 774-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER ELLIN COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

750 LEXINGTON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, JAMES MATTHEW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMPIRE FINANCIAL GROUP, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

DAWN LOPEZ
MY COMMISSION # DD 520336
EXPIRES: April 3, 2010
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY
OF JESUP & LAMONT, INC.
FORMERLY EMPIRE FINANCIAL HOLDING COMPANY)
AUDITED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2007

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF JESUP & LAMONT, INC.
FORMERLY EMPIRE FINANCIAL HOLDING COMPANY)
AUDITED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Empire Financial Group, Inc.
Longwood, Florida

We have audited the accompanying statement of financial condition of Empire Financial Group, Inc. (a wholly-owned subsidiary of Jesup & Lamont, Inc., formerly Empire Financial Holding Company) as of December 31, 2007, for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Empire Financial Group, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2008

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF JESUP & LAMONT, INC.
FORMERLY EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$ 179,569
Marketable securities owned, at market value	5,168,856
Commissions receivable from clearing organization	380,844
Other receivables	133,426
Deposits at clearing organization	4,177,837
Securities not readily marketable, at estimated fair value	956,134
Furniture and equipment, net	411,904
Prepaid expenses and other assets	458,351
Due from Parent	6,326,171
Notes receivable	505,389
Deferred tax assets	1,373,000
Total assets	$20,071,481
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to clearing organization	$5,079,893
Accounts payable, accrued expenses and other liabilities	1,228,118
Securities sold, but not yet purchased, at market value	451,466
Due to affiliated company	702,415
Total liabilities	7,461,892
Commitments and Contingencies	
Stockholder's equity:	
Voting common stock, par value $10.00 per share; 1,000 shares authorized, issued and outstanding	10,000
Non-voting common stock, par value $.001 per share; 500,000 shares authorized, 200,000 shares issued and outstanding	200
Additional paid-in capital	12,743,495
Retained earnings (deficit)	(144,106)
Total stockholder's equity	12,609,589
Total liabilities and stockholder's equity	$20,071,481

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF JESUP & LAMONT, INC. FORMERLY EMPIRE FINANCIAL HOLDING COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. BUSINESS

Empire Financial Group, Inc. (the "Company"), was incorporated in Florida on August 20, 1990. It is a wholly-owned subsidiary of Jesup & Lamont, Inc. formerly Empire Financial Holding Company (the "Parent"). Effective January 2, 2008, the Parent changed its name to Jesup & Lamont, Inc. The Company acts as principal in providing order execution services for independent broker dealers and for its proprietary account. Additionally, the Company is a retail securities broker dealer and has an affiliated corporation, Empire Investment Advisors, Inc., which is an investment advisor registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through a non-affiliated clearing broker dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Securities owned and securities sold, not yet purchased – Securities owned and securities sold, not yet purchased, which are readily marketable, are recorded at market value with unrealized gains and losses reflected in income. Securities which are not readily marketable are recorded at estimated fair value as determined by management.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Securities transactions – Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of the deferred asset will not be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of securities and the valuation allowance applicable to deferred tax assets. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

3. CLEARING AGREEMENT

The Company has a clearing agreement with an unaffiliated clearing broker. Under the agreement, the clearing broker provides the Company execution and clearing services on a fully disclosed basis. The Company had $4,177,837 in its deposit account with its clearing broker at December 31, 2007, and is required to maintain a minimum deposit of $100,000.

4. FURNITURE AND EQUIPMENT

At December 31, 2007, furniture and equipment consisted of the following:

		Estimated useful lives
Equipment	$189,982	5-7 years
Computers	642,451	5 years
Furniture and fixtures	172,440	7 years
Subtotal	1,004,873	
Less: accumulated depreciation	(592,969)	
	$411,904	

Depreciation expense charged to income was $324,173 in 2007.

5. NOTES RECEIVABLE

Company office notes

The Company has made advances to certain registered representatives in its Company owned offices in San Francisco, CA and Longwood, Florida. These notes receivable carry a 10% interest rate and are due on demand. At December 31, 2007, by location, they were as follows:

	Amount
San Francisco office	$455,000
Longwood office	50,389
Total notes receivable	$505,389

Long Island office – On March 26, 2007, the Parent, acquired all the assets and operations of the Company's Long Island office. The note due to the Company of $4,162,856 was transferred to the Parent as part of the purchase price.

6. INCOME TAXES

There was no income tax expense for the year ended December 31, 2007. At December 31, 2007, the Company had deferred tax assets of $1,373,000, which are primarily due to temporary differences between the financial accounting and tax basis of assets such as the intangibles and the tax effect of net operating loss carryforwards, partially offset by temporary differences between the financial accounting and tax basis of liabilities such as the unrealized increases or decreases in the value of warrants received for services. Management believes that based on current operating and future projections, the benefits arising from the deferred tax assets will be realized. At December 31, 2007, the Company's share of the federal net operating loss carryforwards was approximately $1,300,000, which expires in 2028.

7. RELATED PARTY TRANSACTIONS

The Company shares office facilities, staff and office equipment with its Parent and a subsidiary of the Parent (the "Affiliate"). The Company allocated approximately $453,000 to the Parent for its share of occupancy and other expenses during the year ended December 31, 2007.

The president, chief financial officer and certain staff of the Company provide services to the Parent as well as to the Company. The Company has analyzed the amount of time spent by each officer and staff and has determined that these officers and staff spend approximately 50% of their time on each entity. Accordingly, the Company allocated approximately $520,000 to the Parent, which includes payroll taxes and employee benefits. All other expenses relating to the Company, the Parent and the Affiliate are paid directly by each entity.

As of December 31, 2007, the amount due to an affiliate for reimbursement of operating expenses was $702,415.

During the year, the Parent contributed $2,500,000 as paid-in-capital.

The Company transferred the note receivable from the Long Island Office in the amount of $4,162,856 to the Parent. The forgiveness of the note was part of the purchase price of the Long Island Office by the Parent.

At December 31, 2007, the amount due from the Parent was $6,326,171.

8. COMMITMENTS AND CONTINGENCIES

During 2005, we received and executed a settlement offer from the Securities and Exchange Commission (SEC). This settlement offer resolved an enforcement action that was brought against the Company, in May of 2004, for trading mutual fund shares on behalf of clients.

In connection with the settlement, the Company deposited $350,000 into an escrow account pending ratification by the SEC's main office in Washington D.C. On May 11, 2007, we notified the SEC that we were withdrawing our settlement offer related to the enforcement action brought against the Company in May of 2004. On June 14, 2007 we withdrew the $350,000 from escrow, which was recorded as other income in the statement of operations. On August 23, 2007, we received a letter from the SEC stating this investigation was completed and no further action would be pursued.

On February 6, 2006, the Company received a letter from the National Association of Securities Dealers ("NASD") threatening disciplinary action for failure to maintain required net capital during the period from September 2003 to February 14, 2005 while the Company was under different management, and alleging its violation of other NASD rules. The NASD calculated the range of net capital deficiencies during that period as between approximately $488,000 and $1.833 million.

On April 25, 2006, the Company notified the NASD and SEC that as a result of a routine examination of the Company in April 2005, the Company was under the minimum net capital requirement for that period. It was determined that the trading operation was not properly terminating, in the computer trading platforms, for the stocks in which the Company makes a market. The technical error made it appear that the Company was making a market in between 39 and 78 more stocks. The Company also utilized a restricted stock position for net capital purposes that was eligible to become unrestricted but the Company had not yet submitted the documents to the transfer agent to have it cleared.

In August 2007, the Company received a Notice of Acceptance of Letter of Acceptance, Waiver and Consent from the NASD ("AWC") dated July 30, 2007. The AWC settled all matters in the preceding paragraphs in return for the Company's payment of a fine in the amount of $145,000. On August 22, 2007 payment was made to the NASD in this amount.

A competing brokerage firm commenced arbitration by filing a Statement of Claim on October 14, 2005 before the NASD alleging, among other things, that the Company improperly solicited Claimant's brokers for employment with the Company. To that end, Claimant has asserted claims against the Company for tortious interference with contract and unfair competition. Claimant seeks $10,000,000 in damages from the Company. The Company denies the material allegations of the Statement of Claim and is vigorously defending this action. The Company has also asserted a counterclaim against Claimant for unfair competition. The parties appeared for several hearings in this arbitration in 2007. Additional hearing dates have been scheduled in 2008. This claim is associated with the Long Island office that was acquired in March 2007. In the opinion of management, based on discussions with legal counsel, the outcome of this claim will not result in a material adverse affect on the financial position or results of operations of the Company.

8. COMMITMENTS AND CONTINGENCIES (continued)

From time to time, the Company can be a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. The Company may contest the allegations of the complaints in these cases and carries error and omission insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $100,000 per incident. In the opinion of management, based on discussions with legal counsel, the outcome of any pending matters will not result in a material adverse affect on the financial position or results of operations of the Company.

The Company's business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied clients for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. In the ordinary course of business, the Company and its principals are, and may become a party to additional legal or regulatory proceedings or arbitrations.

The Company leases its office facilities and branch offices under operating lease agreements. Rent expense totaled $863,381 for the year ended December 31, 2007.

The following is a schedule by year of future lease commitments:

Year Ending December 31	Amount
2008	$648,164
2009	656,914
2010	542,802
2011	213,262
Thereafter	-
	$2,061,142

9. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At December 31, 2007, the Company had net capital of $812,456 which exceeded the minimum net capital requirement by $320,966. The Company's ratio of aggregate indebtedness to net capital was 2.96 to 1. The Company claims exemption under rule 15c3-3 under paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

10. OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing broker does not fulfill its obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In addition, the Company has sold securities which it currently does not own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007 at the market values of the securities and will incur a loss if the market value decreases subsequent to December 31, 2007.

11. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash in bank accounts at times exceeds the FDIC insurable limit of $100,000. The Company believes that the risk of loss is negligible.

END